September 26, 2019

Michael Korenko
Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

       Re: Vivos Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed September 9, 2019
           File No. 024-11049

Dear Mr. Korenko:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed September 9, 2019

Use of Proceeds, page 17

1. We note your response to prior comment 4. Please revise this section to disclose your intended use of proceeds assuming the sale of 25%, 50%, 75% and 100% of the offering, such as the estimated expenses of the offering and the amount to repay debt mentioned on page 17 and the commissions mentioned in Item 4 of Part I of the Form 1-
      A. Also, revise your disclosure to use the midpoint of the estimated price range for this offering.
 Michael Korenko
FirstName LastNameMichael Korenko
Vivos Inc.
Comapany 26, 2019
September NameVivos Inc.
September 26, 2019 Page 2
Page 2
FirstName LastName
Exhibits

2. We note your response to prior comment 9. Please file as an exhibit the subscription agreement.
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Amanda Ravitz, Assistant Director, at
202-551-3412 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:      Daniel W. Rumsey